FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File # 0-16353

High 5 Ventures Inc.

(formerly Kokomo Enterprises Inc.)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada V6C 3P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ... No.X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

▪	EXHIBITS

Exhibit 33.1 Certification of CEO

Exhibit 33.2 Certification of CFO

Exhibit 99.1 Interim Financial Statements March 31, 2013

Exhibit 99.2 Interim MD&A March 31, 2013

Exhibit 99.3 Material Change Report dated May 30, 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

High 5 Ventures Inc.

(formerly Kokomo Enterprises Inc.)

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: May 30, 2013.